SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 20549

                            FORM 11-K





      [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1994

                               OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to __________________
                 Commission file number  1-5212

         TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
         -----------------------------------------------
                      (Full Title of Plan)



                         TELEDYNE, INC.
                     2049 Century Park East
               Los Angeles, California  90067-3101
 --------------------------------------------------------------
(Name and Address of Issuer of Securities Held Pursuant to Plan)


Items 1 - 4.  Financial Statements
- ----------------------------------

        Report of Independent Public Accountants

        Financial statements and schedules prepared in accordance with ERISA financial reporting requirements

                           SIGNATURES
                           ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        TELEDYNE SAVINGS AND RETIREMENT
                                        SUPPLEMENT PLAN





Date:  May 5, 1995                      By /S/ Douglas J. Grant
                                        --------------------------
                                        Douglas J. Grant
                                        Member, Trust Administrative
                                          Committee






            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ----------------------------------------

To the Trust Administrative Committee of the Teledyne Savings and Retirement Supplement Plan:

    We have audited the accompanying statements of net assets of the Teledyne Savings and Retirement Supplement Plan ("the Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets for the year ended December 31, 1994. These financial statements and the data set forth in the schedules of assets held for investment purposes and reportable transactions referred to below are the responsibility of the Trust Administrative Committee. Our responsibility is to express an opinion on these financial statements and the data set forth in the schedules of assets held for investment purposes and reportable transactions based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1994 and 1993, and the changes in net assets for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The data set forth in the schedules of assets held for investment purposes and reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such data has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Los Angeles, California                 ARTHUR ANDERSEN LLP
February 9, 1995


         TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
         -----------------------------------------------

                    STATEMENTS OF NET ASSETS
                    ------------------------

                   December 31, 1994 and 1993
                   --------------------------

                         (000's Omitted)


                                                1994      1993
                                              --------  --------

Investments in:
  Commercial Paper                            $118,656  $      -
  U.S. Government obligations                   17,335   218,347
  Teledyne, Inc. obligations                    12,047    12,423
  Corporate obligation                             567       606

Investment Income Receivable                     1,270       103

Cash and Cash Equivalent Fund                      691     1,847

Contributions Due from Participants                  -       980

Accounts Payable                                     -    (1,284)

Accrued Liabilities                                (58)      (36)
                                              --------  --------

  Net Assets of the Plan                      $150,508  $232,986
                                              ========  ========


The accompanying notes are an integral part of these statements.


         TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
         -----------------------------------------------

               STATEMENT OF CHANGES IN NET ASSETS
               ----------------------------------

              For the Year Ended December 31, 1994
              ------------------------------------

                         (000's Omitted)



Net Assets of Plan at Beginning of Year                 $232,986
                                                        --------

Net Investment Income:
  Interest income                                         13,646
  Expenses                                                  (144)
                                                        --------
                                                          13,502

Decrease in Market Value of Investments                  (17,982)
Contributions From Participants                            6,858
                                                        --------
                                                           2,378
Distributions to Participants
  or Their Beneficiaries                                 (84,856)
                                                        --------

Decrease in Net Assets of Plan                           (82,478)
                                                        --------

Net Assets of Plan at End of Year                       $150,508
                                                        ========


The accompanying notes are an integral part of this statement.


         TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
         -----------------------------------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------



Note 1.  Accounting Policies -

    Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis.

    Valuation of Investments - Investments in U.S. Government, Teledyne, Inc. and corporate obligations are stated at current value, which is based on market prices. Commercial paper is stated at cost.

Note 2.  Description -

    The Teledyne Savings and Retirement Supplement Plan ("the Plan") is a defined contribution plan. Effective October 31, 1994, the Plan no longer accepts contributions or new enrollments. Additionally, the Teledyne guarantee of a minimum rate of return to each participant was discontinued as of December 31, 1994. The Plan was available to employees of eligible Teledyne subsidiaries (primarily Teledyne Industries, Inc.) and divisions ("companies"). Investments of the Plan are made by the Trustee, Bank of America NT & SA, under the direction of the Trust Administrative Committee appointed by the Executive Committee of Teledyne, Inc.'s Board of Directors. A more detailed description of Plan provisions is found in the formal Plan documents and in summary materials distributed to participants.

Note 3.  Investments -

    Investments in securities of Teledyne, Inc. at December 31, 1994 were as follows (000's omitted):


                                          Principal   Amortized   Market
                                            Amount      Cost       Value
                                          ----------  ---------   -------

Teledyne, Inc., Subordinated Debentures,
  Series A, 10.00 percent, June 1, 2004     $    894   $   819    $   893

Teledyne, Inc., Subordinated Debentures,
  Series C, 10.00 percent, June 1, 2004       11,168    11,020     11,154
                                                       -------    -------
                                                       $11,839    $12,047
                                                       =======    =======


Interest income on these investments was $1,219,000 in 1994.

  Investments in U.S. Government obligations at December 31, 1994 were as follows (000's omitted):

                                   Principal   Amortized   Market
                                    Amount       Cost      Value
                                   ---------   ---------  -------

U.S. Treasury Securities Coupons

  August 15, 1995                  $  4,520    $  4,401   $  4,336

  November 15, 1995                   9,016       8,439      8,486

  May 15, 1996                        5,000       4,486      4,513
                                   --------    --------   --------


                                               $ 17,326   $ 17,335
                                               ========   ========

  Investments in corporate obligations at December 31, 1994 were as follows (000's omitted):

                                        Principal  Amortized   Market
                                         Amount      Cost      Value
                                        ---------  --------- ---------

Navistar International Transportation
  Corporation, Sinking Fund Debentures,
  9.00 percent, June 15, 2004           $  600     $   355   $    567


    Investments in commercial paper at December 31, 1994 were as follows (000's omitted):

                                         Principal               Market
                                          Amount       Cost       Value
                                         ---------   --------   --------

Philip Morris Company, January 18, 1995   $25,000    $ 24,691   $ 24,691
Ford Motor Credit, January 19, 1995        29,832      29,459     29,459
AT&T Corporation, January 20, 1995         40,000      39,493     39,493
Met Life Funding, January 23, 1995         25,347      25,013     25,013
                                          -------    --------   --------
                                                     $118,656   $118,656
                                                     ========   ========


Note 4.  Decrease in Market Value of Investments -

    Decrease in market value of investments for the year ended December 31, 1994 was as follows (000's omitted):

Investment in:
  U. S. Government obligations                            $(17,546)
  Teledyne, Inc. obligations                                  (388)
  Corporate obligation                                         (48)
                                                          --------
Decrease in market value                                  $(17,982)
                                                          ========


Note 5.  Distributions -

    At December 31, 1994 and 1993 distributions payable to withdrawing participants were $50,401,000 and $3,917,000, respectively.


Note 6.  Federal Income Tax Status -

    The Plan is qualified for favorable tax treatment under Section 401(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the IRS. On December 20, 1994, the Plan sponsor amended the Plan to meet the requirements of the Tax Reform Act of 1986. The trust fund, which holds the investments of the Plan, is a tax-exempt trust under
Section 501.

    Under present Federal income tax statutes, regulations and interpretations, participants pay no income taxes on amounts accumulated in the Plan until those amounts are actually received. Basic and Regular Voluntary Contributions are not subject to income tax when distributed to the participant since they have already been taxed. A participant's account balance (except for Basic and Regular Voluntary Contributions) is taxable income, generally taxed at ordinary income tax rates; however, favorable tax treatment may apply. A 10 percent Federal income tax penalty is imposed on all taxable income distributed to a participant before the age of 59 1/2, except in cases of termination of employment when the distribution is rolled over, a payment under a qualified domestic relations order, disability or death.


Note 7.  Potential Refund of Contributions from Plan Participants -

    For certain prior years, the Plan may be required by the IRS to refund to participants designated by the Internal Revenue Code as "Highly Compensated Employees" ("HCE's") a portion of their contributions and related interest. These refunds may occur because the Plan may not have met certain nondiscrimination tests defined in the Internal Revenue Code that limit the percentage of total contributions made by HCE's.


          TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
          -----------------------------------------------
    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    ----------------------------------------------------------
                        December 31, 1994
                        -----------------
                         (000's omitted)

      Issue, Investment Description       Principal   Amortized  Market
     Rate of Interest, Maturity Date       Amount       Cost      Value
- ----------------------------------------- ---------   ---------  -------

*Teledyne, Inc., Subordinated Debentures,
  Series A, 10.00 percent, June 1, 2004    $   894     $   819   $   893

*Teledyne, Inc., Subordinated Debentures,
  Series C, 10.00 percent, June 1, 2004     11,168      11,020    11,154

U.S. Treasury Securities Coupons

  August 15, 1995                            4,520       4,401     4,336

  November 15, 1995                          9,016       8,439     8,486

  May 15, 1996                               5,000       4,486     4,513

Navistar International Transportation
  Corporation, Sinking Fund Debentures,        600         355       567
  9.00 percent, June 15, 2004

Short-term commercial paper

  Philip Morris Co., January 18, 1995       25,000      24,691    24,691

  Ford Motor Credit, January 19, 1995       29,832      29,459    29,459

  AT&T Corporation, January 20, 1995        40,000      39,493    39,493

  Met Life Funding, January 23, 1995        25,347      25,013    25,013

*Party-in-interest


          TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
          -----------------------------------------------
    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    ----------------------------------------------------------
                        December 31, 1994
                        -----------------
                         (000's omitted)

 Issue, Investment Description            Costs of     Proceeds of
Rate of Interest, Maturity Date         Acquisitions   Dispositions
- -------------------------------         ------------   ------------

U.S. Treasury Securities
coupons, November 15, 1996

  Acquired and sold during
  the year                                 $13,958        $13,870





          TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
          -----------------------------------------------

          ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
          ----------------------------------------------

               For the Year Ended December 31, 1994
               ------------------------------------




    The Plan, from time to time, invested funds in a cash equivalent fund sponsored by the Trustee, Bank of America National Trust and Savings Association. The total amount invested during 1994 was $108,439,000 and $109,595,000 was withdrawn. There was no gain or loss recorded in connection with investments in this fund.

    Transactions occurring during 1994, of amounts in excess of 5 percent of the market value of the Plan assets at the beginning of the year are as follows (000's omitted):

                             Number
                            of Trans-  Principal  Selling            Gain
       Description           actions    Amount     Price   Cost (a)  (Loss)
- --------------------------- --------   ---------  -------  --------  ------

AT&T Corporation commercial
paper, January 20, 1995

 Acquired During the Year       1       $40,000   $    -    $39,493  $   -

Ford Motor Credit Company
commercial paper,
January 19, 1995

 Acquired during the year       1        29,832         -     29,459      -

Philip Morris Company
commercial paper
January 18, 1995

 Acquired during the year       1        25,000         -     24,691      -

Met Life Funding commercial
paper, January 23, 1995

 Acquired during the year       1        25,347         -     25,013      -







          TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
          -----------------------------------------------

          ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
          ----------------------------------------------

               For the Year Ended December 31, 1994
               ------------------------------------


                          Number
                         of Trans-  Principal  Selling              Gain
       Description         actions    Amount     Price   Cost (a)  (Loss)
- ------------------------ ---------  ---------  -------   --------  ------

U.S. Treasury Securities
coupons, August 15, 1997

 Sold during the year        1        15,000    12,267    12,586    (319)

U.S. Treasury Securities
coupons, August 15, 1998

 Sold during the year        2        38,500    29,160    30,367  (1,207)

U.S. Treasury Securities
coupons, November 15, 1998

 Sold during the year        1        35,070    25,988    27,189  (1,201)

U.S. Treasury Securities
coupons, August 15, 1999

 Sold during the year        1       20,000    14,008     14,831    (823)

U.S. Treasury Securities
coupons, November 15, 2000

 Sold during the year        1       30,000    18,973     20,456  (1,483)





No material expense was incurred by the Plan in connection with any of the transactions presented above.

(a) Market value of plan assets at the beginning of the year or date of purchase during the year.







             CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
             -----------------------------------------

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 2-52617.



                                     ARTHUR ANDERSEN LLP





Los Angeles, California
February 9, 1995